                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of July 2008
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on July 3, 2008.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  July 3, 2008

                                              By: /s/ Ety Sabach
                                              ----------------------------------
                                              Ety Sabach
                                              Chief Financial Officer
News

              G. WILLI-FOOD REACHES SETTLEMENT AGREEMENT REGARDING
                             CLASS ACTION LAWSUITS

YAVNE, ISRAEL - JULY 3, 2008 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "COMPANY" or "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it had signed a Settlement Agreement pertaining to the three lawsuits and the demand to approve them as class actions referred to in the Company's press releases from December 11, 2006 and February
25, 2007, which were filed against the Company by three plaintiffs (the
"PLAINTIFFS") regarding the matter of reduced contents of the Company's tuna containers (the "SETTLEMENT AGREEMENT").

Under the Settlement Agreement, the Company has denied all wrongdoing and will carry out a special discount sale (the "SALE") of 480,000 cans of tuna that will all contain roughly an additional one-third of an ounce of tuna, or approximately 7% more tuna, than usually marketed. These larger cans of tuna will have the same price as the usual cans of tuna, but will be labeled as discounted. The Company will be entitled to advertise the sale at its own discretion.

According to the Settlement Agreement, the Company agreed to pay the Plaintiff's and their attorneys approximately NIS 50,000 (approximately USD 15,000) for their legal costs.

The Settlement Agreement is subject to the approval of the District Court of
Tel-Aviv.

The remaining two lawsuits and the demand to approve them as class actions filed against the Company by two plaintiffs and described in the Company's press release from January 2, 2007 - have been dismissed.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.
G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
600 food products manufactured by some 120 top-tier suppliers throughout the world to more than 2,000 customers. Willi Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operated several subsidiaries: Gold Frost Ltd. subsidiary develops and distributes kosher chilled and frozen dairy food products internationally; Laish Israeli subsidiary and joint venture with the Baron
Family engage in the global import, export and distribution of kosher products worldwide; Shamir Salads is a leading international manufacture and distributor of pre-packaged Mediterranean foods. For more information, please visit the
Company's website at www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE
FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE
COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING
INFORMATION CONTAINED IN THIS PRESS RELEASE.

COMPANY CONTACT:
G. Willi Food International Ltd.
Ety Sabach, CFO
(+972) 8-932-1000
ety@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com